FEDERATED GOVERNMENT INCOME SECURITIES, INC.

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

April 18, 2013

John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED GOVERNMENT INCOME SECURITIES, INC. (the “Fund” or “Registrant”)

Class A Shares

Class B Shares

Class C Shares

Class F Shares

1933 Act File No. 2-74191

1940 Act File No. 811-3266

Dear Mr. Grzeskiewicz:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective 55 and Amendment No. 45 submitted via EDGAR on February 20, 2013.

1.	We do not believe that a “point in time” disclosure regarding historical index duration provides shareholders or prospective shareholders with meaningful additional disclosure.

2.	In response to your comment, the Adviser confirms that the Class A Shares of the Fund will not incur or charge a distribution (12b-1) fee for at least 1 year unless approved by the Fund’s Board of Directors and with appropriate notification to shareholders

3.	“Junk bonds” usually refer to non-investment grade corporate bonds. The Fund is not permitted to invest in corporate bonds. And, therefore, a reference to “junk bonds” would be misleading in the context of this Registrant.
4.	In response to your comment to add an additional sentence to our current Rule 35d-1 language (regarding a Fund name change), Rule 35d-1 does not require the disclosure you propose. The Fund is in full compliance with the Rule.

5.	There is specific derivatives related disclosure in the summary and statutory prospectuses. See the third paragraph of the investment strategy in the summary prospectus and the sixth paragraph of the investment strategy disclosure in the statutory prospectus. There is also corresponding “security” investment and risk disclosure in each of the summary and the statutory prospectuses.

If you have any questions, please do not hesitate to contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki

Joseph W. Kulbacki

Senior Paralegal